June 2, 2006

Via EDGAR and Facsimile

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 First Street, N.E.

Washington, D.C. 20549

Attn: Keira Ino

Re:	Seattle Genetics, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 8, 2006
File No. 000-32405

Dear Ms. Ino:

On behalf of Seattle Genetics, Inc. (“Seattle Genetics” or the “Company”), this letter responds to the subsequent comments of the Staff of the Securities and Exchange Commission given during telephone conversations held the week of May 22, 2006, in connection with the above-referenced Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”). The numbered references below correspond to the paragraph numbers of the Staff’s initial letter dated April 11, 2006 and include our responses to the subsequent comments given during the telephone conversations.

Form 10-K – December 31, 2005

Item 8. Financial Statements and Supplementary Data, page 41

Notes to Financial Statements, Page 48

6. Collaboration, License, Manufacturing and Other Agreements, page 57

1. Pursuant to our telephone conversations, the Company confirms that, after reviewing the provisions of SFAS 68 in relation to its collaboration and license agreements set forth in Note 6 to its Financial Statements, these agreements do not fall within the scope of SFAS 68. SFAS 68 applies to research and development arrangements through which an enterprise can obtain the results of research and development funded partially or entirely by others. Under the Company’s agreements with its collaborators, there are no provisions by which the Company can acquire any resulting product rights from its collaborators. These agreements principally include a license to patents and technology owned by the Company. Any resulting products that are derived from this technology are wholly owned by the collaborator and the Company does not have rights to the products, even in the event of termination of the agreement. Although the Company has concluded that these agreements are outside the scope of SFAS 68, the Company provides disclosure describing the general terms and conditions of its collaboration agreements as well as significant payments received as described in our previous response letter provided to the Staff on April 24, 2006.

2. Pursuant to our telephone conversations, the Company confirms that it will provide in its future filings in the notes to its Financial Statements, disclosure of the aggregate milestone payments to be made by the Company that are material for its in-license agreements. The Company is providing the following disclosure as an example of the disclosure to be included in its Financial Statements for future filings (new disclosure is shown as underlined text):

“PDL BioPharma

In April 2005, the Company entered into a license agreement with PDL BioPharma for exclusive rights to PDL BioPharma’s anti-CD33 program for both unconjugated antibody and ADC applications. Under the license agreement, the Company received rights to patents and patent applications, as well as supplies of clinical-grade materials and a nonexclusive CD33 license under PDL BioPharma’s antibody humanization patents. The Company paid an upfront fee and has agreed to pay progress-dependent payments totaling up to $6.5 million based on the future achievement of clinical development and regulatory approval milestones, as well as royalties on net sales of any resulting products.”

The Company notes that the above example is representative of the disclosure that will be provided in future filings for those in-license agreements that provide for material milestone payments to be made by the Company and confirms that such aggregate milestone payments will also be disclosed in the notes to its Financial Statements in such future filings.

In addition, in its future filings the Company will add disclosure to the schedule of future minimum contractual obligations in MD&A similar to the following:

“The above table excludes royalties and potential future milestone payments to third parties under manufacturing, license and collaboration agreements for our current development programs, which could total up to approximately $14.3 million. The payments generally become due and payable only upon achievement of certain developmental, regulatory and/or commercial milestones. Because the achievement of these milestones is neither probable nor reasonably estimable, such contingent payments have not been included in the above table.”

The Company will include these payments in the table in future filings to the extent they become probable and reasonably estimable.

In accordance with the Staff’s request, the Company makes the following acknowledgements:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information, please contact Eric Dobmeier at (425) 527-4126 or me at (425) 527-4128.

Sincerely,

/s/ Kirk D. Schumacher
Kirk D. Schumacher
Associate General Counsel

cc:	Eric L. Dobmeier, Senior Vice President, Corporate Development and General Counsel